FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Northern Dynasty Minerals Ltd.
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2	Date of Material Change

September 9, 2015

Item 3	News Release

News releases were issued by Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) on August 31, 2015 and September 10, 2015 and distributed through Canada Newswire and filed on SEDAR.

Item 4	Summary of Material Change

The Company announced that it has closed its previously announced private placement offering of Special Warrants.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Further to the news release of August 10, 2015, the Company has completed a private placement of 37,600,000 special warrants (the “Special Warrants”) at $0.399 per Special Warrant for aggregate gross proceeds of approximately $15 million. The Special Warrants will convert on exercise into common shares of Northern Dynasty on a one-for-one basis.

The private placement completed in two tranches. The first tranche of 25,624,408 Special Warrants completed on August 31, 2015, for gross proceeds of C$10.2 million. The second tranche of 11,975,592 Special Warrants completed on September 9, 2015, for gross proceeds of C$4.78 million.

Additionally, as previously announced on September 1, 2015, the definitive agreement with Cannon Point in respect of the acquisition of 100% of the outstanding securities of Cannon Point has been signed. Assuming the timely receipt of shareholder, court and regulatory approvals, it is expected that this acquisition will close in October 2015.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Trevor Thomas
Secretary and General Counsel
Tel: 604-684-6365

Item 9	Date of Report

September 21, 2015